Exhibit 99.1

i-80 Gold Announces High-Grade Results from Underground Drilling at Cove

Highlight new results: 22.6 g/t Au over 7.1 m, 15.8 g/t Au over 15.8 m, 10.4 g/t Au over 38.8 m & 11.0 g/t Au over 20.6 m

RENO, NV, Aug. 12, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce high-grade results from the ongoing 2024 underground drilling program at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada.

The ongoing program continues to intersect high-grade zones of mineralization in the multiple horizons that make up the Cove deposit. The new results from the Helen and CSD Gap Zones compliment previously released intercepts from the 2023 program that returned up to 22.6 g/t Au over 19.1 m in hole iCHU23-37, 32.9 g/t Au over 14.9 m in hole iCHU23-38 and 23.5 g/t Au over 12.8 m in hole iCHU23-39 (see Company Press Release dated March 5, 2024). A complete summary of new results is provided in Table 1.

Highlight new results from drilling at Cove include:

•	iCHU24-01: 48.3 g/t Au over 3.0 m (Lower Helen Zone)
•	and 15.8 g/t Au over 15.8 m (Lower Helen Zone)
•	iCHU24-04: 14.3 g/t Au over 13.5 m (Lower Helen Zone)
•	iCHU24-08: 15.1 g/t Au over 7.4 m (Lower Helen Zone)
•	and 22.6 g/t Au over 7.1 m (Lower Helen Zone)
•	iCHU24-12: 7.8 g/t Au over 28.7 m (Lower Helen Zone)
•	iCHU24-14: 13.7 g/t Au over 7.2 m (Lower Helen Zone)
•	and 10.4 g/t Au over 38.8 m (Lower Helen Zone)
•	and 11.0 g/t Au over 20.6 m (Lower Helen Zone)

The McCoy-Cove Property is strategically located in heart of the prolific Battle Mountain Trend, immediately south of Nevada Gold Mines' Phoenix Mine and the Company's Lone Tree Property (see Figure 1). Cove is one of three deposits being advanced in the Company's "hub and spoke" plan, with Lone Tree as a central processing facility, to achieve its goal of building one of the largest gold producers in the United States.

"Definition drilling continues to return high-grade mineralization over impressive widths that make Cove an anchor project in the Company's future growth plans.", stated Ewan Downie, Chief Executive Officer of i-80 Gold. "Our delineation program has consistently returned results that place Cove amongst the highest-grade, development-stage, gold deposits in North America."

Carlin-style mineralization in the Helen and CSD Gap zones is hosted primarily in the Favret limestone rock unit with enhanced grades and thicknesses of mineralized zones occurring at structural intersections, along the margins of dikes and sills, and within the axis of the northwest striking Cove anticline.

The McCoy-Cove Property comprises a large package of approximately 13,000 hectares covering an area roughly 15 km by 10 km that offers substantial exploration upside as the bulk of work completed to-date has been focused on the main deposit areas. Earlier exploration, mostly completed in 2014, resulted in several new discoveries that have received little to no follow-up including polymetallic mineralization in the 2201 and Davenport targets. One of the primary future targets at McCoy-Cove is the pediment area to the east of the Cove deposit where only two holes have drilled to a sufficient depth to intersect the favourable Favret limestone unit.  Both holes intersected broad zones of Carlin-type alteration with assays of up to 1.9 g/t Au and 239.8 g/t Ag over 7.7 m proximal to an interpreted large untested structural trend that represents a major future exploration target. Additionally, the Company is completing a review of the potential for oxide open pit mineralization proximal to the historic McCoy mine located to the south of Cove.

Table 1 - Highlight New Assay Results from Cove Underground Drilling

New 2024 results from McCoy-Cove, estimated true thickness 75-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-45	Upper Helen	Core	112.8	115.2	2.4	10.2	2.6
iCHU23-46	Upper Helen	Core	136.6	138.1	1.5	6.1	6.8
iCHU23-47	Lower Helen	Core	259.4	263.5	4.1	7.5	2.1
and	Lower Helen	Core	286.8	288.7	2.0	10.2	3.7
iCHU24-01	Lower Helen	Core	253.8	257.9	4.0	12.0	0.8
and	Lower Helen	Core	267.9	271.0	3.0	48.3	7.8
and	Lower Helen	Core	298.7	314.6	15.8	15.8	6.0
iCHU24-02	Upper Helen	Core	172.5	175.6	3.0	5.5	5.5
and	Lower Helen	Core	267.6	270.6	3.0	9.3	0.5
and	Lower Helen	Core	283.6	288.4	4.9	13.3	5.2
and	Lower Helen	Core	314.6	318.2	3.6	16.0	6.6
and	Lower Helen	Core	321.5	323.5	2.0	14.4	5.3
iCHU24-03	Lower Helen	Core	315.2	316.7	1.5	5.2	2.6
iCHU24-04	Lower Helen	Core	276.0	281.3	5.3	13.3	4.8
and	Lower Helen	Core	284.7	298.2	13.5	14.3	5.4
iCHU24-05	Gap	Core	317.6	323.1	5.5	6.0	1.8
iCHU24-06	Lower Helen	Core	240.8	246.3	5.5	12.0	4.9
and	Lower Helen	Core	285.9	292.3	6.4	9.4	4.8
iCHU24-07	Gap	Core	282.5	284.5	1.9	7.9	1.3
iCHU24-08	Lower Helen	Core	243.5	250.9	7.4	15.1	3.9
and	Lower Helen	Core	265.8	272.9	7.1	22.6	3.5
iCHU24-09	Gap	Core	325.7	328.0	2.3	6.3	1.5
iCHU24-10	Upper Helen	Core	160.1	161.2	1.1	7.1	2.3
iCHU24-11	Gap	Core	360.3	361.9	1.6	22.8	10.9
iCHU24-12	Lower Helen	Core	271.2	299.9	28.7	7.8	2.2
iCHU24-13	Gap	Core	NSI
iCHU24-14	Lower Helen	Core	234.1	247.8	13.7	7.2	30.0
and	Lower Helen	Core	261.2	300.0	38.8	10.4	5.2
and	Lower Helen	Core	330.1	350.7	20.6	11.0	3.4
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-45	481766	4465977	1428	269	-71
	iCHU23-46	481766	4465977	1428	273	-61
	iCHU23-47	481767	4465978	1427	309	-79
	iCHU24-01	481767	4465978	1427	343.85
	iCHU24-02	481779	4465982	1427	073	-82
	iCHU24-03	481828	4465945	1425	289	-87
	iCHU24-04	481771	4466009	1427	231	-82
	iCHU24-05	482282	4465612	1419	082	-75
	iCHU24-06	481771	4466009	1427	247	-75
	iCHU24-07	482281	4465612	1418	021	-88
	iCHU24-08	481771	4466011	1427	307	-74
	iCHU24-09	482281	4465612	1419	101	-77
	iCHU24-10	481772	4466009	1428	034	-74
	iCHU24-11	482281	4465612	1419	097	-84
	iCHU24-12	481773	4466009	1428	035	-80
	iCHU24-13	482281	4465611	1419	112	-74
	iCHU24-14	481774	4466010	1428	115	-83

Figure 1 - Property Location Map (CNW Group/i-80 Gold Corp)

Figure 2 - 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: For further information, please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President; 1.866.525.6450

CO: i-80 Gold Corp

CNW 06:00e 12-AUG-24